Mail Stop 3561

August 18, 2006

Brent Lokash
President
Clearly Canadian Beverage Corporation
2267 10th Avenue W.
Vancouver, British Columbia, Cananda V6K 2J1

       RE: **Clearly Canadian Beverage Corporation**
                    Form 20-F for Fiscal Year Ended December 31, 2004
                    Filed June 30, 2005
                    Amendment 1 to Form 20-F for Fiscal Year Ended December 31, 2004
                    Filed October 12, 2005
                    Amendment 2 to Form 20-F for Fiscal Year Ended December 31, 2004
                    Filed July 12, 2006
                    Form 20-F for Fiscal Year Ended December 31, 2005
                    Filed June 30, 2006
                    Amendment 1 to Form 20-F for Fiscal Year Ended December 31, 2005
                    Filed July 25, 2006
                    File No. 000-15276

Dear Mr. Lokash:

      We have reviewed your response letter dated July 11, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Form 20-F for Fiscal Year Ended December 31, 2004

Operating and Financial Review and Prospects, page 21

Selected Annual Information, page 25

1.   We considered your response to comment 3 in our letter dated January 12, 2006.
        When you include similar non-GAAP financial measures in future filings, please
        identify the measures as non-GAAP financial measures and disclose:
        o   the manner in which you use the non-GAAP measures to evaluate your
            business;
        o   the economic substance behind your decision to use these measures;
        o   the material limitations associated with the use of the non-GAAP financial
            measures as compared to the use of the most directly comparable GAAP
            financial measures;
        o   the manner in which you compensate for the material limitations when using
            the non-GAAP financial measures; and
        o   the substantive reasons why you believe the non-GAAP financial measures
            provide useful information to investors.
        Please refer to Item 10(e) of Regulation S-X and Questions 8 and 9 of Frequently
        Asked Questions Regarding the Use of Non-GAAP Financial Measures, issued
        June 13, 2003 and available on our website at www.sec.gov.

Amendment 1 to Form 20-F for Fiscal Year Ended December 31, 2005

Operating and Financial Review and Prospects, page 24

Results of Operations for the years ended December 31, 2005, 2004 and 2003, page 26

2.   We note your response to comment 1 in our letter dated January 12, 2006. You
        did not address our comment in the filing as indicated in your response. Please
        provide a detailed discussion of results of operations for all periods presented in
        your financial statements. In this regard, the year ended December 31, 2004 as
        compared to 2003 should be discussed in detail. Please revise. Refer to Item 5 of
        Form 20-F.

Liquidity and Capital Resources, page 28

3.   We note your response to comment 4 in our letter dated January 12, 2006. You
        did not address our comment in the filing as indicated in your response. To the
        extent that you provide discussion and analysis of cash flows please ensure it is

not merely a recitation of changes evident from the financial statements. For example, you explain that net cash used in operating activities consisted of operating losses and changes in the non-cash working capital balances. Please revise to provide an analysis of the underlying reasons for the fluctuations. Refer to SEC Release No. 33-8350.

Contractual Obligations, page 29

4.   We note your response to comment 5 in our letter dated January 12, 2006. You did not address our comment in the filing as indicated in your response. Please revise your contractual obligations table to include estimated interest payments on your debt, if material. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations issued December 19, 2003 and available on our website at www.sec.gov.

Controls and Procedures, page 62

5.   We note your disclosure that controls and procedures were adequately designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. We also note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level, or alternatively, remove the reference to the level of assurance of your disclosure controls and procedures and clearly state, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective. Please also revise to state that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely

decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e) and Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Financial Statements

6.   Please include the report of your former independent registered public accounting firm on the 2003 financial statements included in the filing and their consent as required by paragraph 15(b) of Item 19 of Form 20-F.

7.   We note that you have given retroactive effect to the ten for one consolidation of share capital in certain disclosures in the filing but not in your consolidated balance sheets, statements of changes in shareholders' equity and certain other disclosures in the filing. Please tell us why you have not given retroactive effect the ten for one consolidation of share capital in disclosures throughout the filing.

Auditors' Report, page 1

8.   Please have your auditors issue a revised audit report which refers to the change in accounting principle and the restatement to correct the error in your 2004 financial statements disclosed in Note 3 to the financial statements. Refer to Auditing Standards Codification AU Section 420. Also refer to AU Section 508.

Note 2. Summary of Significant Accounting Policies, page 7

9.   We note your response to comment 7 in our comment letter dated January 12, 2006. You did not address our comment or disclose the adoption of EIC-156 in the filing as indicated in your response. Please revise to disclose your Canadian GAAP accounting policies for consideration given to customers including payments related to promotional commitments, slotting and listing fees and branded point of sale materials. If different, disclose your United States GAAP accounting policies as well. Please consider EITF 01-09.

Note 3. Changes in Accounting Policies and Restatement of Prior Year, page 10

10.   We considered your response to comment 8 from our letter dated January 12, 2006. Please tell us the date you adopted SFAS 123 and the method you used in adopting the statement. Please also tell us how the adoption method for SFAS 123 differed from the adoption method of CICA Handbook Section 3870 and why

there is no difference between the deficit and contributed surplus components of shareholders' equity (deficiency) related to stock-based compensations on a US GAAP basis for the years presented.

11.   We note your response to comment 11 in our letter dated January 12, 2006 and the restatement of your 2004 financial statements included in the filing. Please tell us your basis in both Canadian GAAP and US GAAP for charging the entire discount resulting from the revaluation of the common stock to financing costs in 2004. In this regard, under US GAAP we would expect that the discount would be accreted over the term of the debt using the interest method. Refer to paragraphs 16 and 17 of APB Opinion No. 12.

Note 20. Reconciliation to Accounting Principles Generally Accepted in the United States of America, page 30

12.   We note your response to comment 13 in our comment letter dated January 12, 2006. You did not address our comment in the filing as indicated in your response. Please disclose your revenues for each product or service. Refer to paragraph 37 of SFAS 131.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant